Dreyfus BASIC U.S. Mortgage Securities Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus BASIC U.S. Mortgage Securities Fund covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Michael Hoeh.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF FUND PERFORMANCE

Michael Hoeh, Portfolio Manager

How did Dreyfus BASIC U.S. Mortgage Securities Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the fund achieved a total return of 3.54% and provided aggregate income dividends of approximately $0.5961.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 2.85%.[2]

We attribute the fund's performance during 2003 to heightened volatility among mortgage-backed securities, caused primarily by a surge in refinancing activity triggered by low mortgage rates. The fund's return was higher than its benchmark primarily because we focused on securities that tend to be relatively less sensitive to mortgage refinancing activity.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae") securities. The fund may also invest in U.S. Treasury securities, asset-backed securities and other non-agency, mortgage-backed securities.

We typically use a four-step investment approach:

- *Prepayment trend analysis* measures the rate at which homeowners are likely to prepay their mortgages because of home sales or refinancing. An increase in this trend can adversely affect returns provided by mortgage-related securities.

- *Option-adjusted spread analysis* compares the early redemption characteristics of different mortgage-backed securities with other securities, such as U.S. Treasuries, to help us measure their vulnerability to early redemption.

- *Cash flow structure analysis* helps us determine the predictability and security of cash flows provided by different bond structures. We evaluate fixed-rate versus floating-rate securities as well as different maturities such as 15-, 20- and 30-year mortgages.
- *Total-rate-of-return scenarios* calculate expected rates of return for each security relative to U.S. Treasury securities under different interest-rate scenarios over a six-month time frame. This helps us estimate which securities are likely to provide above-average returns in any given interest-rate environment.

What other factors influenced the fund's performance?

The fund's returns were primarily affected by declining interest rates, including the Federal Reserve Board's (the "Fed") reduction of the federal funds rate to 1% in late June, which helped drive mortgage rates toward historical lows. As mortgage rates fell, a record number of homeowners refinanced their existing loans, effectively returning principal to bondholders and eroding returns from seasoned mortgage-backed securities. During the summer, yields of newly issued securities from Ginnie Mae fell below 5%, a record low. Although the mortgage-backed securities market recovered much of its lost value later in the fall, mortgage prepayments remained at above-average levels through year-end.

In this challenging market environment, we tended to emphasize securities that, in our judgment, were likely to withstand prepayment risk more effectively. For example, the fund's holdings of commercial mortgage-backed securities (CMBSs) have no provisions for prepayments and benefited during 2003 from a stable real estate market. As hotel occupancy rates improved and retail sales strengthened, prices of CMBSs generally rose, producing some of the mortgage-backed securities market's highest returns.

In addition, the fund's performance was helped by its non-agency residential mortgage holdings, particularly those with credit ratings toward the lower end of the investment-grade range. Because we bought these securities at a discount reflecting the likelihood that a certain percentage of their underlying loans would default, they gained value as the economy strengthened and delinquency rates fell.

The fund's holdings of agency-issued mortgage-backed securities, primarily those from Ginnie Mae, with characteristics that tend not to be affected by refinancing activity proved to be beneficial. For example, we emphasized securities with underlying mortgages concentrated in states that impose relatively high taxes and fees on refinancing.

We generally avoided mortgage-backed securities from Fannie Mae and Freddie Mac because of the potential risks associated with the adverse publicity surrounding their accounting and management difficulties. However, their influence on mortgage-backed securities prices in general proved to be relatively benign, and the fund's avoidance of Fannie Mae and Freddie Mac securities neither contributed to nor detracted significantly from the fund's overall performance.

What is the fund's current strategy?

Although the Fed has reiterated its commitment to keeping interest rates low for "a considerable period," the current consensus view among many investors appears to be that interest rates are likely to rise in 2004 if strong economic growth persists, the labor market improves and inflationary pressures begin to resurface. Although we have positioned the fund to preserve its value under such a scenario, we are also aware that the market could rally if the current consensus view proves to be incorrect. Accordingly, we remain prepared to seek opportunities for gains if and when they arise.

January 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LEHMAN BROTHERS — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund and the Lehman Brothers GNMA Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Fund	**3.54%**	**6.74%**	**6.76%**

† Source: Lehman Brothers
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC U.S. Mortgage Securities Fund on 12/31/93 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Bonds and Notes−142.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed−106.9%		
Government National Mortgage Association I:		
5%	33,040,000 a	32,740,327
5.5%	90,373,000 a	91,897,593
5.5%, 4/15/2033-12/15/2033	37,562,416	38,243,047
6%, 2/15/2026-9/15/2033	26,353,878	27,424,394
6.5%, 10/15/2010-6/15/2032	1,760,440	1,857,887
7%, 1/15/2024-2/15/2024	286,473	307,242
7.5%, 12/15/2023	46,384	50,123
8%, 4/15/2008-12/15/2022	1,523,626	1,656,425
8.5%, 2/15/2005-3/15/2022	210,721	232,547
9%, 11/15/2019-11/15/2022	50,374	56,420
9.5%, 9/15/2019-7/15/2021	55,198	61,857
Project Loans:		
6.375%, 10/15/2033-1/15/2034	4,202,612	4,636,775
6.4%, 10/15/2033	1,766,463	1,918,820
6.43%, 9/15/2033	1,432,424	1,558,205
6.45%, 3/15/2034	2,433,902	2,583,359
6.55%, 12/15/2033	674,326	737,119
6.6%, 5/15/2028	1,812,744	1,980,422
6.625%, 3/15/2029	582,231	638,998
6.7%, 3/15/2028	604,779	661,852
7.25%, 8/15/2043	1,519,621	1,732,368
		210,975,780
Government National Mortgage Association II:		
3%, 7/20/2030-8/20/2030	644,662 b	642,564
3.25%, 4/20/2030	1,307,707 b	1,304,803
3.5%, 8/20/2032	6,916,685 b	6,947,534
4%, 6/20/2032	5,378,967 b	5,496,981
6%, 2/20/2033	21,626,381	22,390,008
6.5%, 5/20/2031-6/20/2031	3,172,066	3,340,566
7%, 12/20/2027-8/20/2031	5,258,820	5,594,290
9%, 1/20/2020-7/20/2025	123,578	137,134
9.5%, 9/20/2021-12/20/2021	42,553	47,485
		45,901,365
Federal Home Loan Mortgage Corp.:		
Multiclass Mortgage Participation Ctfs., REMIC:		
Ser. 2143, Cl. CU, 5.75%, 12/15/2024	587,369	588,577
Ser. 2539, Cl. TL, 4.5%, 6/15/2017	4,069,972	4,111,315
Stripped Securities, Interest Only Class:		
Ser. 1916, Cl. PI, 7%, 12/15/2011	167,312 c	15,082
Ser. 1987, Cl. PI, 7%, 9/15/2012	217,286 c	26,207

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
Stripped Securities, Interest Only Class (continued):		
Ser. 1999, Cl. PW, 7%, 8/15/2026	36,075 c	380
Ser. 2167, Cl. AM, 7%, 11/15/2015	544,800 c	24,691
Ser. 2419, Cl. IE, 6.5%, 10/15/2027	184,609 c	587
Ser. 2520, Cl. PI, 5.5%, 1/15/2026	6,979,662 c	598,801
Ser. 2532, Cl. IS, 5.5%, 11/15/2017	2,727,454 c	196,415
Ser. 2550, Cl. IO, 5.5%, 6/15/2027	19,059,306 c	1,491,986
Ser. 2574, Cl. IB, 5.5%, 5/15/2026	4,680,469 c	829,321
Ser. 2581, Cl. IC, 5.5%, 6/15/2019	9,134,000 c	1,345,137
Ser. 2621, Cl. IO, 5%, 1/15/2026	2,801,158 c	412,872
Ser. 2630, Cl. IK, 4.5%, 12/15/2008	8,714,222 c	499,072
Ser. 2632, Cl. IB, 5%, 6/15/2026	3,404,800 c	670,400
Ser. 2645, Cl. IW, 5%, 7/15/2026	7,817,860 c	1,168,367
		11,979,210
Federal Housing Administration, Project Loans,		
7.2%, 2/1/2033	1,078,034	**1,096,226**
Federal National Mortgage Association:		
5%, 1/1/2018-5/1/2018	1,253,516	1,280,542
6.2%, 1/1/2011	2,328,184	2,568,777
REMIC Trust, Gtd. Pass-Through Ctfs.,		
Stripped Securities, Interest Only Class:		
Ser. 1997-74, Cl. PK, 7%, 11/18/2027	729,264 c	97,051
Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025	11,675,663 c	645,810
Ser. 2002-95, Cl. IJ, 5.5%, 6/25/2029	7,986,459 c	1,365,490
Ser. 2003-8, Cl. PI, 5.5%, 10/25/2021	3,000,000 c	323,867
Whole Loan,		
Ser. 2001-W1, Cl. AF6, 6.402%, 7/25/2031	819,000	850,913
		7,132,450
Total U.S. Government Agencies/ Mortgage-Backed		**277,085,031**
Asset-Backed Ctfs.-Home Equity−4.1%		
Ameriquest Mortgage Securities:		
Ser. 2003-IA1, Cl. A4, 4.965%, 2033	2,000,000	2,000,000
Ser. 2003-11, Cl. AF4, 5.07%, 2034	2,000,000	2,013,125
Conseco Finance,		
Ser. 2001-D, Cl. A4, 5.53%, 2032	4,350,000	4,417,768
INDYMAC Home Equity Loan,		
Ser. 2001-A, Cl. AF4, 6.607%, 2029	1,621,964	1,646,001

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.-Home Equity (continued)		
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	480,333	491,366
		10,568,260
Commercial Mortgage Pass-Through Ctfs.–13.7%		
Banc of America Structured Notes,		
Ser. 2002-1A, Cl. A, 4.12%, 2014	4,500,000 b,d	4,265,156
CS First Boston Mortgage Securities:		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	3,556,043	3,717,223
Ser. 1998-C1, Cl. C, 6.78%, 2040	485,000	532,248
Commercial Mortgage,		
Ser. 2001-FL5A, Cl. G, 2.164%, 2013	7,000,000 b,d	6,722,468
First Union NB–Bank of America,		
Ser. 2001-C1, Cl. G, 6.936%, 2033	7,166,000 d	7,755,827
Office Portfolio Trust,		
Ser. 2001-HRPA, Cl. A1, 6.151%, 2016	788,382 d	854,762
PNC Mortgage Acceptance,		
Ser. 2000-C2, Cl. C, 7.64%, 2033	1,423,000	1,671,353
Wachovia Bank Commercial Mortgage Trust:		
Ser. 2002-WHL, Cl. L, 4.163%, 2015	7,300,000 b,d	7,205,043
Ser. 2003-WHL2, Cl. K, 4.663%, 2013	3,000,000 b,d	2,889,600
		35,613,680
Residential Mortgage Pass-Through Ctfs.–5.5%		
Chase Mortgage Finance,		
Ser. 2003-S6, Cl. B3, 5%, 2018	513,275 d	455,231
Countrywide Home Loans,		
Ser. 2002-19, Cl. B1, 5.948%, 2032	970,831	1,002,080
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	360,515 d	386,923
PNC Mortgage Securities:		
Ser. 1998-11, Cl. 2B3, 6.25%, 2013	377,264	394,015
Ser. 1998-14, Cl. CB4, 6.25%, 2029	2,568,499	2,660,194
Ser. 1999-9, Cl. 1B3, 7%, 2029	945,410	979,917
Residential Funding Mortgage Securities I:		
Ser. 1998-NS1, Cl. M2, 6.375%, 2009	72,198	75,382
Ser. 1998-NS1, Cl. M3, 6.375%, 2009	36,099	37,691
Ser. 1998-S14, Cl. M3, 6.5%, 2013	510,718	532,271
Structured Asset Securities,		
Ser. 2000-3, Cl. 2A6, 8%, 2030	2,141,635	2,140,720

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)		
Washington Mutual,		
Ser. 2003-AR5, Cl. A3, 3.11%, 2033	5,100,000	5,106,375
Wells Fargo Mortgage Backed Securities,		
Ser. 2002-F, Cl. B3, 5.481%, 2032	518,697 [b]	504,595
		14,275,394
U.S. Government—12.6%		
U.S. Treasury Bonds,		
5.375%, 2/15/2031	6,000,000	6,258,960
U.S. Treasury Notes:		
1.625%, 1/31/2005	314,000	315,312
4.25%, 8/15/2013	5,000,000	5,007,815
4.25%, 11/15/2013	15,000,000	14,988,150
6.75%, 5/15/2005	5,767,000 [e]	6,184,185
		32,754,422
Total Bonds and Notes		
(cost $370,137,208)		**370,296,787**

Other Investments—4.1%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	3,488,000 [f]	3,488,000
Dreyfus Institutional Cash Advantage Plus Fund	3,488,000 [f]	3,488,000
Dreyfus Institutional Preferred Plus Money Market Fund	3,488,000 [f]	3,488,000
Total Other Investments		
(cost $10,464,000)		**10,464,000**

Total Investments		
(cost $380,601,208)	**146.9%**	**380,760,787**
Liabilities, Less Cash and Receivables	**(46.9%)**	**(121,498,815)**
Net Assets	**100.0%**	**259,261,972**

[a] *Purchased on a forward commitment basis.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Notional face amount shown.*

[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $30,535,010 or 11.8% of net assets.*

[e] *Partially held by a broker as collateral for open financial futures positions.*

[f] *Investments in affiliated money market mutual funds—See Note 3(d).*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2003

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2003 ($)
Financial Futures Short				
U.S. Treasury 5 Year Notes	178	19,869,250	March 2004	(61,594)
U.S. Treasury 10 Year Notes	45	5,051,953	March 2004	(7,734)
				(69,328)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	380,601,208	380,760,787
Cash		2,790,492
Receivable for investment securities sold		20,295,283
Interest receivable		1,996,713
Receivable for shares of Beneficial Interest subscribed		48,134
Paydowns receivable		1,990
Prepaid expenses and other assets		31,017
		405,924,416
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		86,634
Payable for investment securities purchased		146,054,525
Payable for shares of Beneficial Interest redeemed		353,007
Payable for futures variation margin–Note 4		29,281
Accrued expenses and other liabilities		138,997
		146,662,444
Net Assets ($)		**259,261,972**
Composition of Net Assets ($):		
Paid-in capital		256,644,656
Accumulated net realized gain (loss) on investments		2,527,065
Accumulated net unrealized appreciation (depreciation) on investments [including ($69,328) net unrealized (depreciation) on financial futures]		90,251
Net Assets ($)		**259,261,972**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		16,757,762
Net Asset Value, offering and redemption price per share ($)		**15.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Interest	10,747,071
Cash dividends	527,460
Total Income	**11,274,531**
Expenses:	
Management fee–Note 3(a)	1,655,323
Shareholder servicing costs–Note 3(b)	324,384
Prospectus and shareholders' reports	89,556
Professional fees	78,959
Custodian fees–Note 3(b)	72,301
Trustees' fees and expenses–Note 3(c)	48,841
Registration fees	30,232
Miscellaneous	25,916
Total Expenses	**2,325,512**
Less–reduction in management fee due to undertaking–Note 3(a)	(440,870)
Net Expenses	**1,884,642**
Investment Income–Net	**9,389,889**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	5,118,907
Short sale transactions	(48,769)
Net realized gain (loss) on financial futures	(1,319,417)
Net Realized Gain (Loss)	**3,750,721**
Net unrealized appreciation (depreciation) on investments [including ($111,320) net unrealized (depreciation) on financial futures]	(3,813,371)
Net Realized and Unrealized Gain (Loss) on Investments	**(62,650)**
Net Increase in Net Assets Resulting from Operations	**9,327,239**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income−net	9,389,889	8,779,644
Net realized gain (loss) on investments	3,750,721	7,138,087
Net unrealized appreciation (depreciation) on investments	(3,813,371)	2,030,031
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,327,239**	**17,947,762**
Dividends to Shareholders from ($):		
Investment income−net	(10,600,537)	(9,256,016)
Net realized gain on investments	(1,702,214)	(4,744,003)
Total Dividends	**(12,302,751)**	**(14,000,019)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	52,131,473	150,843,612
Dividends reinvested	10,917,057	12,181,003
Cost of shares redeemed	(73,265,993)	(54,864,575)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,217,463)**	**108,160,040**
Total Increase (Decrease) in Net Assets	**(13,192,975)**	**112,107,783**
Net Assets ($):		
Beginning of Period	272,454,947	160,347,164
End of Period	**259,261,972**	**272,454,947**
Undistributed investment income−net	−	11,317
Capital Share Transactions (Shares):		
Shares sold	3,356,032	9,671,577
Shares issued for dividends reinvested	705,401	780,368
Shares redeemed	(4,746,426)	(3,522,657)
Net Increase (Decrease) in Shares Outstanding	**(684,993)**	**6,929,288**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2003	2002	2001[a]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	15.62	15.25	14.97	14.39	15.01
Investment Operations:					
Investment income—net	.53[b]	.63[b]	.85[b]	.92	.96
Net realized and unrealized gain (loss) on investments	.01	.70	.30	.57	(.54)
Total from Investment Operations	.54	1.33	1.15	1.49	.42
Distributions:					
Dividends from investment income—net	(.60)	(.68)	(.87)	(.91)	(.96)
Dividends from net realized gain on investments	(.09)	(.28)	–	–	(.06)
Dividends in excess of net realized gain on investments		–	–	–	(.02)
Total Distributions	(.69)	(.96)	(.87)	(.91)	(1.04)
Net asset value, end of period	15.47	15.62	15.25	14.97	14.39
Total Return (%)	3.54	8.87	7.70	11.01	2.82
Ratios/Supplemental Data (%):					
Ratio of operating expenses to average net assets	.68	.65	.65	.65	.65
Ratio of interest expense and loan commitment fees to average net assets	–	–	.00[c]	.01	.90
Ratio of net investment income to average net assets	3.40	4.06	5.62	6.31	6.54
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.16	.17	.22	.33	.34
Portfolio Turnover Rate	558.50[d]	557.74	568.70	666.82	366.43
Net Assets, end of period ($ x 1,000)	259,262	272,455	160,347	121,654	112,252

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by less than $.01 and decrease the ratio of net investment income to average net assets from 5.66% to 5.62%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than .01%.

[d] The portfolio turnover rate excluding mortgage dollar roll transactions was 136.96%.

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income including, where applicable, amortization of discount and premium on investments is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,519,584 and unrealized depreciation $111,018.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $12,207,871 and $13,335,515 and long-term capital gains $94,880 and $664,504, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $1,199,331, decreased accumulated net realized gain (loss) on investments by $1,037,751 and decreased paid-in capital by $161,580. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $440,870 during the period ended December 31, 2003.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2003, the fund was charged $127,818 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2003, the fund was charged $116,280 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2003, the fund was charged $72,301 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the fund derived $527,460 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

NOTE 4–Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities and securities sold short, excluding short-term securities and financial futures during the period ended December 31, 2003, of which $1,462,087,314 in purchases and $1,467,301,411 in sales were from dollar roll transactions:

	Purchases ($)	Sales ($)
Long transactions	2,013,143,804	1,944,041,620
Short sale transactions	3,616,484	3,567,715
Total	**2,016,760,288**	**1,947,609,335**

The fund may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the fund sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily, a segregated account with a broker or custodian, of cash and/or U.S. Government securities sufficient to cover the short position. At December 31, 2003, there were no securities sold short outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

The fund may purchase or sell securities on a forward commitment basis. The price of the underlying securities is fixed at the time the transaction is negotiated and settlement may take place a month or more after that date. With respect to purchase commitments, the fund will identify securities as segregated in its records with a value at least equal to the amount of its commitments. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not meet the terms of the settlement agreement, or if the issuer does not issue the securities due to political, economic, or other factors.

At December 31, 2003, the cost of investments for federal income tax purposes was $380,871,805; accordingly, accumulated net unrealized depreciation on investments was $111,018, consisting of $5,068,935 gross unrealized appreciation and $5,179,953 gross unrealized depreciation.

NOTE 5—Reverse Repurchase Agreements:

The fund may enter into reverse repurchase agreements with banks, brokers or dealers. This form of borrowing involves the transfer by the fund of an underlying debt instrument in return for cash proceeds based on a percentage of value of the security. The fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the fund repurchases the security at principal plus accrued interest. Reverse repurchase agreements may subject the fund to interest rate risk and counterparty credit risk. At December 31, 2003, there were no reverse repurchase agreements outstanding.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Mortgage Securities Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Mortgage Securities Fund, including the statements of investments and financial futures, as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Mortgage Securities Fund at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0051 per share as a long-term capital gain distribution of the $.0933 per share paid on March 31, 2003.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

Gordon J. Davis (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

David P. Feldman (64)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Lynn Martin (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
- SBC Communications, Inc., Director
- Ryder System, Inc., a supply chain and transportation management company, Director
- The Proctor & Gamble Co., a consumer products company, Director
- Constellation Energy Group, Director
- Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

———————

Philip L. Toia (70)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

———————

Sander Vanocur (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President of Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

———————

Anne Wexler (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler Group, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

———————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

Dreyfus BASIC
U.S. Mortgage
Securities Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

© 2004 Dreyfus Service Corporation   080AR1203